

November 20, 2023

Arthi Chakravarthy
Chief Legal Officer
Enovix Corp
3501 W. Warren Avenue
Fremont, California 94538

> **Re: Enovix Corp**
> **Registration Statement on Form S-3**
> **Filed November 13, 2023**
> **File No. 333-275524**

Dear Arthi Chakravarthy:

We have conducted a limited review of your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3

Selling Stockholder, page 12

1. Please disclose the nature of any position, office or other material relationship that the selling stockholder has had within the past three years with you or any of your predecessors or affiliates. Additionally, disclose Item 507 information about any persons (entities or natural persons) who have control over the selling stockholder and who have had a material relationship with you or any of your predecessors or affiliates within the past three years, identifying each such person and describing the nature of any relationships. See Item 507 of Regulation S-K. For additional guidance, refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Evan Ewing at 202-551-5920 or Jay Ingram at 202-551-3397 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing